November 8, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (228) 868-4627

Carl J. Chaney
Chief Executive Officer and Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

> **Re:** **Hancock Holding Company**
> **Form 10-K for Fiscal Year December 31, 2006**
> **Filed February 23, 2007**
> **File No. 000-13089**

Dear Mr. Chaney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief